Exhibit 20

NEWS

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IMMEDIATE RELEASE
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IMMEDIATE RELEASE
FORD MOTOR COMPANY'S APRIL U.S. SALES DECLINED 7.4%

STRONGEST RETAIL COMPARISON IN 2002;
RECORD SALES AT JAGUAR AND LAND ROVER;
FORD THUNDERBIRD RECORDS BEST SALES MONTH

DEARBORN, MI, May 1, 2002 - U.S. customers purchased or leased 307,061 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in April, down 7.4 percent compared with a year ago.

Sales to retail customers in April equaled year ago levels, but sales to fleet customers declined 24 percent compared with a year ago.

Jaguar and Land Rover dealers reported record April sales, a phrase that will be repeated in future months as these brands will introduce more new products in the near future.

Jaguar reported record April sales of 5,441, up 27 percent compared with a year ago. April was ninth month in a row of record sales. Sales of the new X-TYPE sedan (3,084) paced Jaguar's record results. Jaguar's next new product introduction is the redesigned S-TYPE sedan in May. Year-to-date, Jaguar sales were 21,830, up 71 percent compared with a year ago.

Land Rover dealers also reported record April sales of 2,775, up 29 percent. April was the sixth month in a row of record sales at Land

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Rover. Sales of the all-new Freelander reached a new high (1,320). Land Rover's next new product introduction is the all-new Range Rover in June. Year-to-date, Land Rover sales were 11,654, up 64 percent compared with a year ago.

Lincoln sales were 11,256, up 12 percent compared with a year ago. Higher sales to retail customers more than offset a sharp decline (50%) in deliveries to fleet customers. The Lincoln Town Car, including the first of the redesigned 2003-model versions, achieved the strongest sales increase in April.

Ford, the company's largest automotive brand, posted April sales of 257,782, down eight percent compared with a year ago. Retail sales were equal to a year ago, but fleet deliveries declined 24 percent. The Ford F-Series truck and the Ford Explorer sport utility vehicle registered the strongest retail performance. The Ford Thunderbird achieved its highest sales month since it was introduced last fall - no surprise since springtime is convertible time.

Mercury sales totaled 20,768, down 15 percent compared with a year ago reflecting declines to both retail and fleet customers. Volvo's April sales were 9,039, down 14 percent compared with a year ago.